UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
FIRMA HOLDINGS CORP.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
87609J100
(CUSIP Number)
David Richmond
3568 Wildwood Avenue
Jackson, MI 49202
(Name, Address and Telephone Number of Person Authorized to Receieve Notices and Communications)
October 19, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 87609J100

1	NAME OF REPORTING PERSON: Richmond Brothers, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-5152300
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 30,006,694
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,006,694
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No.: 87609J100
ITEM 1.	SECURITY AND ISSUER:
Firma Holdings Corp.
ITEM 2.	IDENTITY AND BACKGROUND:
Richmond Brothers, Inc.
Michigan
SEC Registered Investment Adviser

3568 Wildwood Avenue
Jackson, MI 49202

Richmond Brothers, Inc. has not been convicted in a criminal proceeding nor was it a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Client assets under management are used as source of funds in making the purchases of FRMA.
ITEM 4.	PURPOSE OF TRANSACTION:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:

CUSIP No.: 87609J100
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 19 2016	Richmond Brothers, Inc. By: /s/ David Richmond Name: David Richmond Title: President
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).